SSL-DOCS2 70087109v1

77D



Dreyfus Growth Opportunity Fund, Inc. (the"Fund") may purchase securities of other investment companies to the extent permitted under the 1940 Act. The Fund and The Dreyfus Corporation (the "Manager") have received an exemptive order from the Securities and Exchange Commission, which, among other things, permits the Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by the Manager in excess of limitations imposed by the 1940 Act.
The Fund's aggregate investment of uninvested cash reserves in such money market funds, however, may not exceed 25% of its total assets.